SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X] Form 40-F [ ]

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re Radvision Reports Third Quarter 2008 Results dated October 30, 2008.

                                                                          ITEM 1

    Corporate Contacts:                             Investor Relations:
    Adi Sfadia                                      June Filingeri
    Chief Financial Officer                         Comm-Partners LLC
    RADVISION                                       +1 203-972-0186
    +1 201-689-6340                                 junefil@optonline.net
    cfo@radvision.com

                  RADVISION REPORTS THIRD QUARTER 2008 RESULTS

TEL AVIV, October 30, 2008 -- RADVISION(R) (Nasdaq: RVSN) reported today that revenues for the third quarter of 2008 increased 4% to $21.6 million compared with $20.7 million reported in the third quarter of 2007.

The Company incurred an operating loss of $4.3 million for the third quarter of 2008 compared with an operating loss of $1.4 million in the third quarter of 2007. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, the non-GAAP operating loss was $2.6 million in the third quarter of 2008 while the Company was breakeven on the operating income line in third quarter of 2007.

The net loss for the third quarter of 2008 was $4.5 million, or $0.22 per diluted share, compared with net income of $0.2 million, or $0.01 per diluted share, in the third quarter of 2007. Excluding the effect of stock-based compensation expense (which amounted to $1.7 million or $0.08 per diluted share in the third quarter of 2008 and $1.4 million or $0.06 per diluted share in the third quarter of 2007) and an other than temporary impairment of available-for-sale Auction Rate Securities (which amounted to $1.1 million or $0.05 per diluted share in the third quarter of 2008), the non-GAAP net loss for the third quarter of 2008 was $1.7 million, or $0.09 per diluted share, compared with non-GAAP net income of $1.6 million, or $0.07 per diluted share, in the third quarter of 2007.

The Company noted that turmoil in the credit markets in September resulted in a further decline in the valuation of the Auction Rate Securities in its portfolio and led to the unexpected addition to its impairment charge for available-for-sale marketable securities in the third quarter of 2008.

The Company had forecasted that revenues for the third quarter of 2008 would approximate $21.5 million and that the net loss would be approximately $3.6 million, or $0.18 per diluted share, including stock-based compensation expense of $1.3 million, or $0.07 per diluted share. Excluding this item, the non-GAAP net loss for the third quarter of 2008 was expected to approximate $2.3 million, or $0.11 per diluted share.

Business unit revenues for the third quarter of 2008 consisted of $17.3 million in Networking Business Unit (NBU) sales compared with $14.4 million in the third quarter of 2007, and $4.3 million in Technology Business Unit (TBU) sales compared with $6.3 million in the third quarter of 2007. The Company had forecasted NBU revenues of $16.0 million and TBU revenues of $5.5 million for the third quarter of 2008.

For the nine months of 2008, revenues were $62.0 million, the operating loss was $12.7 million and the net loss was $11.5 million, or $0.55 per diluted share. This compares with revenues of $69.3 million, operating income of $1.9 million, and net income of $7.1 million, or $0.31 per diluted share, in the nine months of 2007. Excluding the effect of stock-based compensation expense (which amounted to $4.3 million or $0.21 per diluted share in the nine months of 2008 and $4.1 million or $0.18 per diluted share in the nine months of 2007) and an other than temporary impairment of available-for-sale Auction Rate Securities (which amounted to $1.5 million or $0.07 per diluted share in the nine months of 2008), the non-GAAP operating loss for the nine months of 2008 was $8.5 million and the net loss was $5.7 million, or $0.27 per diluted share, compared with non-GAAP operating income of $6.0 million and net income of $11.2 million, or $0.49 per diluted share, for the nine months of 2007.

The Company ended the third quarter of 2008 with approximately $121.6 million in cash and liquid investments, equivalent to $6.00 per basic share, a decrease of $1.9 million from June 30, 2008. The decrease reflects the use of $2.1 million for the repurchase of 308,840 Company shares and $0.5 million of capital expenditures, offset by an increase of $0.7 million in cash flow provided by operating activities, which includes a current estimate of an other than temporary impairment of available for sale Auction Rate Securities held for investment in the amount of $1.1 million.

Boaz Raviv, Chief Executive Officer, commented: "We continued to make progress in the third quarter in executing our plan to resume revenue growth and return to profitability. This progress was especially evident in our Networking Business Unit, where our intensified investments in our technology, in our partner relationships and in expanding our channel network, along with an emphasis on the Enterprise market, are producing tangible results.

"Our NBU revenues exceeded our forecast in the third quarter, in part because of better than expected revenues from our channel partner Cisco. These included additional sales to Cisco of the new audio visual product we developed for them and that they began shipping at the end of the quarter, as well as new sales to DISA for an incremental project in the DVS-II program. The balance of our NBU revenues also showed strong growth in the quarter, with revenues from our other OEM partners, LifeSize and AETHRA, important contributors to our results.

"Last week, we demonstrated the latest advancements to our award-winning SCOPIA Desktop, including high definition motion video and high definition data sharing. Now SCOPIA Desktop users can send HD business quality video from a PC with a standard consumer USB web camera and data sharing has the crystal clarity of HD. Our SCOPIA Desktop is bundled with our highly successful SCOPIA 5.6 platform and it continues to be a market differentiator for RADVISION. Over 24,000 SCOPIA Desktop ports have been licensed since its introduction 15 months ago.

"The performance of our Technology Business Unit did not meet our forecast for the third quarter, due to some deal slippage but also because of the timing of revenue recognition for several projects. We did complete several important sales in the quarter including one with one of the largest and most distinguished vendors in China for our IMS Express and another with a dominant publishing and media software company in the Americas that selected our SIP and streaming technology for its next generation multimedia clients. We are fully focused on getting our TBU back on its planned revenue track."

Mr. Raviv concluded: "As our forecast indicates, we expect to make additional progress in the fourth quarter, with 4% sequential revenue growth and a continued reduction of our non-GAAP net loss. While the current economic turmoil and uncertainty are posing challenges to all companies, we believe the consistent execution of our plan has placed us in a much stronger position. This is also a time of opportunity because of the benefits of videoconferencing in increasing efficiency, reducing travel and other costs, and improving environmental impact. We expect mission critical projects to proceed as planned and are optimistic that additional enterprises will make video deployment an important priority."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the fourth quarter of 2008 of approximately $22.5 million and a net loss of approximately $1.9 million or $0.09 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.06 per diluted share. Excluding this item, the non-GAAP net loss for the fourth quarter 2008 is expected to be $0.6 million or $0.03 per diluted share. That compares to revenues for the fourth quarter of 2007 of $22.3 million and net income of $2.5 million or $0.11 per diluted share, which included stock-based compensation expense related to the adoption of FAS123R of $1.4 million or $0.07 per diluted share. Excluding the effect of stock-based compensation expense, net income for the fourth quarter of 2007 was $3.8 million or $0.18 per diluted share. (Full details of the Company's forecast are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Third Quarter 2008 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its third quarter 2008 results and fourth quarter outlook, today, Thursday, October 30, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on November 6th. To access the replay, please dial 1-800-285-9206 (International dialers may call +1-203-369-3223).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2008 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on October 30th and will be archived on the website until the end of the fourth quarter.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                - TABLES FOLLOW -

                                             RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
 -------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                 Three months ended            Nine months ended
                                                   September 30,                 September 30,
                                             ---------------------------  ----------------------------
                                                2008           2007           2008           2007
                                             ------------  -------------  -------------  -------------
                                                                    Unaudited
                                             ---------------------------------------------------------
 Revenues                                    $    21,555   $    20,708    $    62,007    $    69,267
 Cost of revenues                                  4,903         4,017         13,728         13,724
                                             ------------  -------------  -------------  -------------

 Gross profit                                     16,652        16,691         48,279         55,543
                                             ------------  -------------  -------------  -------------

 Operating costs and expenses:
   Research and development, net                   9,752         7,504         27,125         22,819
   Marketing and selling                           8,565         7,944         26,978         24,120
   General and administrative                      2,653         2,615          6,905          6,665
                                             ------------  -------------  -------------  -------------

 Total operating costs and expenses               20,970        18,063         61,008         53,604
                                             ------------  -------------  -------------  -------------

 Operating income (loss)                          (4,318)       (1,372)       (12,729)         1,939
 Financial income (expense), net                     (61)        1,486          1,395          5,013
                                             ------------  -------------  -------------  -------------

 Income (loss) before taxes on income             (4,379)          114        (11,334)         6,952
 Taxes benefit (expense)                            (128)          122           (119)           180
                                             ------------  -------------  -------------  -------------

 Net income (loss)                           $    (4,507)  $       236    $   (11,453)   $     7,132
                                             ============  =============  =============  =============

 Basic net  earnings  (loss) per Ordinary
   share                                     $     (0.22)  $      0.01    $     (0.55)   $      0.32
                                             ============  =============  =============  =============

 Weighted Average Number of Shares
   Outstanding During the Period - Basic      20,250,322    21,761,491     20,670,135     22,108,888
                                             ============  =============  =============  =============

 Diluted net earnings (loss) per
   Ordinary share                            $     (0.22)  $      0.01    $     (0.55)   $      0.31
                                             ============  =============  =============  =============

 Weighted Average Number of Shares
   Outstanding During the Period -
   Diluted                                   20,250,322     22,231,239     20,670,135     22,770,996
                                             ============  =============  =============  =============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123R that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

                                                                Three months ended
                                                                September 30, 2008
                                                 -------------------------------------------------
                                                                   (Unaudited)
                                                 -------------------------------------------------
                                                                                      Non-GAAP
                                                 GAAP results       Non-GAAP (*)       results
                                                 (as reported)                        Pro Forma
                                                 ---------------  ----------------  --------------
 Gross profit                                    $    16,652      $        95       $    16,747
 Total operating costs and expenses              $    20,970      $    (1,593)      $    19,377
 Operating loss                                  $    (4,318)     $     1,688       $    (2,630)
 Loss before taxes on income                     $    (4,379)     $     2,758       $    (1,621)
 Net loss                                        $    (4,507)     $     2,758       $    (1,749)
                                                 ===============  ================  ==============
 Basic net loss per Ordinary share               $     (0.22)     $      0.13       $     (0.09)
                                                 ===============  ================  ==============
 Diluted net loss per Ordinary share             $     (0.22)     $      0.13       $     (0.09)
                                                 ===============  ================  ==============

(*) Adjustment for share-based compensation and other than temporary impairment of available for sale marketable securities.

                                                                Three months ended
                                                                September 30, 2007
                                                 -------------------------------------------------
                                                                   (Unaudited)
                                                 -------------------------------------------------
                                                                      Non-GAAP
                                                                    adjustment       Non-GAAP
                                                  GAAP results      share-based        results
                                                 (as reported)     compensation       Pro Forma
                                                 ---------------  ----------------  --------------
 Gross profit                                    $    16,691      $        92       $    16,783
 Total operating costs and expenses              $    18,063      $    (1,312)      $    16,751
 Operating income (loss)                         $    (1,372)     $     1,404       $        32
 Income before taxes on income                   $       114      $     1,404       $     1,518
 Net income                                      $       236      $     1,404       $     1,640
                                                 ===============  ================  ==============
 Basic net earnings per Ordinary share           $      0.01      $      0.07       $      0.08
                                                 ===============  ================  ==============
 Diluted net earnings per Ordinary share         $      0.01      $      0.06       $      0.07
                                                 ===============  ================  ==============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results


                                                                Nine months ended
                                                                September 30, 2008
                                                 -------------------------------------------------
                                                                   (Unaudited)
                                                 -------------------------------------------------
                                                                                      Non-GAAP
                                                 GAAP results       Non-GAAP (*)       results
                                                 (as reported)                        Pro Forma
                                                 ---------------  ----------------  --------------
 Gross profit                                    $    48,279      $       290       $    48,569
 Total operating costs and expenses              $    61,008      $    (3,968)      $    57,040
 Operating loss                                  $   (12,729)     $     4,258       $    (8,471)
 Loss before taxes on income                     $   (11,334)     $     5,775       $    (5,559)
 Net loss                                        $   (11,453)     $     5,775       $    (5,678)
                                                 ===============  ================  ==============
 Basic net loss per Ordinary share               $     (0.55)     $      0.28       $     (0.27)
                                                 ===============  ================  ==============
 Diluted net loss per Ordinary share             $     (0.55)     $      0.28       $     (0.27)
                                                 ===============  ================  ==============



(*) Adjustment for share-based compensation and other than temporary impairment of available for sale marketable securities.

                                                                Nine months ended
                                                                September 30, 2007
                                                 -------------------------------------------------
                                                                   (Unaudited)
                                                 -------------------------------------------------
                                                                      Non-GAAP
                                                                    adjustment       Non-GAAP
                                                  GAAP results      share-based        results
                                                 (as reported)     compensation       Pro Forma
                                                 ---------------  ----------------  --------------
 Gross profit                                    $    55,543      $       280       $    55,823
 Total operating costs and expenses              $    53,604      $    (3,788)      $    49,816
 Operating income                                $     1,939      $     4,068       $     6,007
 Income before taxes on income                   $     6,952      $     4,068       $    11,020
 Net income                                      $     7,132      $     4,068       $    11,200
                                                 ===============  ================  ==============
 Basic net earnings per Ordinary share           $      0.32      $      0.19       $      0.51
                                                 ===============  ================  ==============
 Diluted net earnings per Ordinary share         $      0.31      $      0.18       $      0.49
                                                 ===============  ================  ==============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                  September 30,    December 31,
                                                      2008            2007
                                                  -------------  --------------
                                                    Unaudited       Audited
                                                  -------------  --------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                     $  31,670     $  45,370
  Short-term bank deposits *)                         36,284        42,242
  Short-term marketable securities *)                 15,446        28,037
  Trade receivables                                   14,106        15,011
  Other accounts receivable and prepaid expenses       7,339         8,464
  Inventories                                            983         1,691
                                                   ---------     ---------

Total current assets                                 105,828       140,815
                                                   ---------     ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term marketable securities *)                  38,181        15,093
  Long-term prepaid expenses                           1,363         1,618
  Severance pay fund                                   5,871         4,555
  Long-term deferred tax asset                         3,782         3,394
                                                   ---------     ---------

Total long-term investments and receivables           49,197        24,660
                                                   ---------     ---------

Property and equipment, net                            5,490         5,237
                                                   ---------     ---------

Goodwill                                               2,966         2,966
                                                   ---------     ---------

Other intangible assets, net                             544         1,362
                                                   ---------     ---------

Total assets                                       $ 164,025     $ 175,040
                                                   =========     =========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $   1,656     $   2,389
  Deferred revenues                                    7,787         6,829
  Accrued expenses and other accounts payable         15,677        12,607
                                                   ---------     ---------

Total current liabilities                             25,120        21,825
                                                   ---------     ---------

Accrued severance pay                                  7,022         5,656
                                                   ---------     ---------

Total liabilities                                     32,142        27,481
                                                   ---------     ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                   234           234
  Additional paid-in capital                         139,585       135,327
  Treasury stock                                     (30,155)      (21,662)
  Accumulated other comprehensive income                  99            55
  Retained earnings                                   22,120        33,605
                                                   ---------     ---------

Total shareholders' equity                           131,883       147,559
                                                   ---------     ---------

Total liabilities and shareholders' equity         $ 164,025     $ 175,040
                                                   =========     =========

*) Total cash and liquid investments               $ 121,581     $ 130,742
                                                   =========     =========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                  Nine months ended
                                                                    September 30,
                                                                -----------------------
                                                                    2008        2007
                                                                -----------  ----------
                                                                     Unaudited
                                                                -----------------------
Cash flows from operating activities:
  Net income (loss)                                             $ (11,453)   $   7,132
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                    2,905        2,891
   Accrued interest, amortization of premium and accretion of
     discount on marketable securities and bank deposits, net       1,796         (276)
   Stock- based compensation                                        4,258        4,068
   Gain on sale of property and equipment                              (6)           -
   Decrease (increase) in trade receivables, net                      905       (1,064)
   Decrease in other accounts receivable and prepaid expenses         857        2,528
   Decrease in inventories                                            708        1,142
   Decrease (increase) in long-term prepaid expenses                  255       (1,703)
   Increase in deferred tax asset                                    (258)      (1,637)
   Increase (decrease) in trade payables                             (733)         177
   Increase (decrease) in deferred revenues                           958       (2,954)
   Increase (decrease) in accrued expenses and other
     accounts payable                                               3,070       (1,249)
   Accrued severance pay, net                                          50          203
                                                                ---------    ---------

Net cash provided by operating activities                           3,312        9,258
                                                                ---------    ---------

Cash flows from investing activities:
  Proceeds from redemption of marketable securities                42,182       40,230
  Purchase of marketable securities                               (53,780)     (38,148)
  Proceeds from withdrawal of bank deposits                       117,018      103,334
  Purchase of bank deposits                                      (111,573)     (86,458)
  Purchase of property and equipment                               (2,340)      (3,927)
  Proceeds from sale of property and equipment                          6            -
                                                                ---------    ---------

Net cash provided by (used in) investing activities                (8,487)      15,031
                                                                ---------    ---------

Cash flows from financing activities:
  Purchase of treasury stock                                       (8,549)     (22,982)
  Issuance of Ordinary shares and treasury stock for cash
   upon exercise of options                                            24        6,892
  Tax benefit related to exercise of stock options                      -          125
                                                                ---------    ---------

Net cash used in financing activities                              (8,525)     (15,965)
                                                                ---------    ---------

Decrease in cash and cash equivalents                             (13,700)      (8,324)
Cash and cash equivalents at beginning of period                   45,370       23,110
                                                                ---------    ---------

Cash and cash equivalents at end of period                      $  31,670    $  31,434
                                                                =========    =========

Supplemental disclosure of non-cash flows from investing and financing activities:


Receivables on account of shares                                  $     -    $     118
                                                                =========    =========

                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: October 30, 2008